Ex. 99.28(d)(1)(x)

Amendment to

 Amended and Restated Investment Advisory

and Management Agreement

Between JNL Investors Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL Investors Series Trust, a Massachusetts business trust (the “Trust”) and Jackson National Asset Management, LLC, a Michigan limited liability company (the “Adviser”).

Whereas, the Trust and the Adviser (the “Parties”) entered into an Amended and Restated Investment Advisory and Management Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser agreed to perform certain investment advisory services, on behalf of several separate series of shares (each a “Fund”), as listed on Schedule A of the Agreement.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed to amend Section 7. “Termination” to add clarifying language, effective September 6, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Section 7. “Termination” shall be deleted and replaced, in its entirety, with the following:

This Agreement may be terminated at any time as to a Fund, without payment of any penalty, by the Trustees, including a majority of the non-interested Trustees, or by the vote of a majority of the outstanding voting securities (as defined in the Act) of such Fund on sixty (60) days’ written notice to the Adviser. Similarly, the Adviser with the consent of the Trustees (including a majority of the non-interested Trustees) may terminate this Agreement without penalty on like notice to the Trust provided, however, that this Agreement may not be terminated by the Adviser unless another investment advisory agreement has been approved by the Trust in accordance with the Act, or after six months’ written notice, whichever is earlier. This Agreement shall automatically terminate in the event of its assignment (as defined in the Act).

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Trust have caused this Amendment to be executed, effective September 6, 2019.

JNL Investors Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO